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                             September 1, 2022

       Ci Zhang
       Chief Executive Officer
       Un Monde International Ltd.
       5689 Condor Place
       Mississauga, ON L5V 2J4, Canada
       Westgate Mall

                                                        Re: Un Monde
International Ltd.
                                                            Amendment No. 8 to
Registration Statement on Form 10-12G
                                                            Filed August 29,
2022
                                                            File No. 000-56328

       Dear Dr. Zhang:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response and any amendment you may file in response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 9A. Controls and Procedures, page 8

   1. We note that your evaluation of disclosure controls and procedures addresses your internal control over financial
reporting pursuant to Item 308 of Regulation S-K but not your disclosure controls and
procedures pursuant to Item 307 of Regulation S-K. As
                                                        such, please revise
your filing to disclose the conclusions of your principal executive and principal financial
officers regarding the effectiveness of your disclosure controls and procedures as of the
end of the period covered by the report.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ci Zhang
Un Monde International Ltd.
September 1, 2022
Page 2

       You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Shih-Kuei Chen at 202-551-7664 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameCi Zhang
                                                          Division of
Corporation Finance
Comapany NameUn Monde International Ltd.
                                                          Office of Real Estate
& Construction
September 1, 2022 Page 2
cc:       Rhonda Keaveney
FirstName LastName